

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Milton Childress
Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Boulevard
Suite 500
Charlotte, NC 28209

> **Re: EnPro Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-31225**

Dear Mr. Childress :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Manufacturing

cc: Robert McLean